

03054709

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2003
WASH. D.C.
181
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Broadview International LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bridge Plaza
(No. and Street)

Fort Lee	New Jersey	07024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cullen (201) 346-9000

PROCESSED
APR 21 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Cullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadview International LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CFO

Title



Notary Public

SANDRA ROSE BUNTING
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 21, 200

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broadview International LLC
(a wholly-owned subsidiary of
Broadview Holdings LLP)
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002

Broadview International LLC
(a wholly-owned subsidiary of Broadview Holdings LLP)
and Subsidiary

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Member and the Board of Managers of
Broadview International LLC
Fort Lee, New Jersey

We have audited the accompanying consolidated statement of financial condition of Broadview International LLC (a wholly-owned subsidiary of Broadview Holdings LLP) and subsidiary (together, the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Broadview International LLC and subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 21, 2003

Broadview International LLC
(a wholly-owned subsidiary of Broadview Holdings LLP) and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002	
Assets	
Cash and cash equivalents	**$17,344,296**
Receivables from customers, less allowance for doubtful accounts of $1,135,416	**4,116,774**
Prepaid expenses	**2,831,058**
Furniture, equipment and leasehold improvements, net of accumulated depreciation (Note 1)	**5,382,294**
Due from BHLLP, net of MD service fees (Note 5)	**18,157,202**
Due from affiliates, net (Note 5)	**1,066,350**
Restricted cash (Note 4)	**125,000**
Other assets	**338,432**
	$49,361,406
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	**$ 2,346,277**
Accrued liabilities (Note 2)	**10,016,069**
Deferred revenue	**423,658**
Security deposits	**106,330**
Due to employees and partners of BHLLP, net	**4,555**
Total liabilities	**12,896,889**
Commitments and contingencies (Notes 6 and 9)	
Member's equity (Note 9):	
Member's equity	**36,379,765**
Cumulative translation adjustment	**84,752**
Total member's equity	**36,464,517**
	$49,361,406

See accompanying summary of business and significant accounting policies and notes to consolidated statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization

Broadview International LLC ("LLC"), whose sole member is Broadview Holdings LLP ("BHLLP" or "Member"), is a limited liability corporation, organized under the laws of New Jersey and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The LLC shall continue until terminated in accordance with the Second Amended and Restated Operating Agreement (the "Agreement") dated August 1, 2000. The LLC has a wholly-owned subsidiary, Broadview International Limited ("Limited"), a United Kingdom ("UK") company registered under the Financial Services Act of 2000. LLC and its subsidiary (collectively, "Company") is a global merger and acquisition advisory firm servicing the information technology, communications and media industries worldwide.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirements of SEC Rule 15c3-3.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sales in the ordinary course of business as cash and cash equivalents. All cash and cash equivalents are held at one financial institution and exceed the amount of $100,000 insured by the FDIC.

Foreign Currency Translation

Net assets of the Company's operations outside of the United States are translated into U.S. dollars using current exchange rates and revenues and expenses are translated at the average rates of exchange during the period. The effects of translation adjustments are included as a separate component of member's equity and comprehensive loss.

Foreign currency transaction gains and losses arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency.

Cumulative Translation Adjustment

At December 31, 2002, the Company had an accumulated other comprehensive gain of $84,752. This gain resulted from the foreign currency translation of the Company's wholly-owned subsidiary and is reflected as a separate component of member's equity.

Valuation of Securities

Securities owned are valued at the last recorded sales price on a recognized stock exchange or the average of the bid and ask prices. Investments in small business concerns are carried at cost until significant developments provide for a change in valuation. Unrealized gains and losses are included in operating results.

Use of Estimates

In preparing the statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to Federal and state income taxes as a separate entity.

There is no provision for Federal or state income taxes presented in the accompanying statement of financial condition since the member is required to report its respective share of income (loss) in its individual income tax returns.

Limited is a UK company for which foreign taxes have been provided and included in the accompanying consolidated statement of financial condition. Limited accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is provided for primarily by the straight-line method over their estimated useful lives, ranging from 2 to 7 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the LLC and its wholly-owned subsidiary. All intercompany balances and transactions between the LLC and its subsidiary have been eliminated in consolidation.

1. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements was comprised of:

December 31, 2002	
Computer equipment	$ 6,903,856
Office furniture, fixtures and equipment	7,523,212
Leasehold improvements	9,005,581
Total furniture, equipment and leasehold improvements	23,432,649
Less: Accumulated depreciation and amortization	(18,050,355)
Net furniture, equipment and leasehold improvements	$ 5,382,294

2. Accrued Liabilities

Accrued liabilities consist of:

December 31, 2002	
Accrued rent	$ 2,994,876
Accrued bonus	2,572,265
Deferred rent	961,126
Accrued legal fees	287,930
Accrued salaries	399,056
Accrued other	2,800,816
	$10,016,069

3. Concentrations of Risk

The Company provides merger and acquisition services predominately to the information technology, communications and media industries and, as such, is dependent on an ongoing stream of transactions in the marketplace. Economic fluctuations within these industries have a direct impact on the Company's operations.

4. Restricted Cash

The Company has placed $125,000 in a certificate of deposit at Valley National Bank to secure a letter of credit. The letter of credit represents collateral on one of the Company's lease agreements for office space in Waltham, Massachusetts.

5. Related Party Transactions

The LLC and Limited have each entered into an agreement (Managing Director Service Agreements ("MDSA")) with BHLLP, whereby each company pays service fees equal to 90% of its net income, if any, as defined in the agreements, as compensation for services provided by the partners of BHLLP.

As of December 31, 2002, accrued MD service fees consisted of $6,013,951 related to fees owed under MDSA by Limited from prior years, offset by $10,490,558 related to overpayments of fees under MDSA by the LLC. These amounts have been classified among Due from BHLLP, net of accrued MD service fees, on the accompanying consolidated statement of financial condition.

The Company provides opportunities for employees to personally participate in investments that the Company becomes aware of in the normal course of business. As of December 31, 2002, due from employees and partners of BHLLP, on the accompanying consolidated statement of financial condition, represents advances made on their behalf which are noninterest-bearing and will be settled within one year.

The Company has paid certain costs on behalf of its affiliates, Broadview Holdings LLP, Broadview International (Asia) LLC, Broadview Capital LLC, Kennet Capital Management Jersey, Ltd, Kennet Venture Partners Ltd, (f/k/a Kennet Capital Limited), in connection with their operating expenses. The amounts outstanding related to these advances are included in due from affiliates, net on the accompanying consolidated statement of financial condition.

6. Commitments and Contingencies

Litigation

The Company is a defendant in legal actions arising out of its activities. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial position.

Operating Leases

The Company leases premises and office equipment under various noncancelable lease agreements expiring through March 2012. The Company also subleases portions of its premises under sublease agreements expiring through March 2012. Rent expense is net of sublease income in the accompanying consolidated statement of operations. Minimum future rental payments and sublease income are:

Year ending December 31,	Operating leases	Sublease income	Net
2003	$ 7,840,000	$ 1,954,000	$ 5,886,000
2004	7,245,000	1,064,000	6,181,000
2005	7,345,000	534,000	6,811,000
2006	6,565,000	106,000	6,459,000
2007	4,834,000	37,000	4,797,000
Thereafter	15,837,000	158,000	15,679,000
	$49,666,000	$3,853,000	$45,813,000

A portion of the Company's future lease payments has been accrued as restructuring charges (see Note 8).

7. Employee Benefit Plan

The LLC has a 401(k) savings plan in which substantially all U.S. employees who have completed three months of service can participate. Employer contributions are at the discretion of the Board of Directors of BHLLP and vest over three years. Limited also has an employee benefit plan for UK employees.

8. Restructuring Charges

The Company initiated restructuring actions to improve operational effectiveness and efficiency and reduce operational expenses worldwide. Actions taken in 2001 and 2002 included reduction in personnel and initiatives taken to consolidate space and sublease certain rental properties in Foster City, California and London, U.K.

The costs related to lease modifications consist of a provision of $2,997,000 for future contractual lease commitments, reduced by estimated sublease income, on the space the Company is no longer utilizing (loss lease reserves).

9. Net Capital and Reserve Requirements

As a broker-dealer, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $4,562,598, which exceeded the required net capital by $3,944,432.

The accounts of Broadview International Limited are not included in the computation of the Company's net capital, pursuant to SEC Rule 15c3-1.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members and Board of Managers of
Broadview International LLC
Fort Lee, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Broadview International LLC (a wholly-owned subsidiary of Broadview Holding LLP) and subsidiary (together, the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 21, 2003